FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                      Chief Financial Officer
                       Teva Pharmaceutical Industries Ltd
                      (011) 972-2-589-2840

                  Bill Fletcher
                      President and CEO
                      Teva North America.
                      (215) 591-8800

FOR IMMEDIATE RELEASE

                  Dorit Meltzer
                      Director, Investor Relations
                      Teva Pharmaceutical Industries Ltd.
                      (011) 972-3-926-7554

TEVA ANNOUNCES CONTINUED CONVERTIBILITY OF ITS DEBENTURES

Jerusalem, Israel, November 11, 2003 -- Teva Pharmaceutical Industries Limited (Nasdaq: TEVA) announced today, as required by the terms under its indentures, that its $360 million in principal amount of 0.75% Convertible Senior Debentures due 2021 and its $450 million in principal amount of 0.375% Convertible Senior Debentures due 2022, each of which were issued by special purpose finance subsidiaries, will remain convertible into Teva's ADRs from November 11, 2003 through February 17, 2004, as a result of the trading price of Teva's ADRs exceeding certain thresholds set forth in the indentures governing the debentures. The 0.75% Convertible Senior Debentures will be convertible at a conversion price of $42.912 per ADR, and the 0.375% Convertible Senior Debentures will be convertible at a conversion price of $42.8989 per ADR.

The convertibility of the debentures with respect to future periods will be determined, among other things, based on whether the Teva ADRs trade above the approximate $51.50 threshold during at least twenty of the first 30 trading days of each quarter.

Teva will make future announcements regarding the continued convertibility of the debentures in its filings with the U.S. Securities and Exchange Commission, rather than in separate press releases.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: ___/s/ Dan Suesskind_____
Name: Dan Suesskind
Title: Chief Financial Officer

Date: November 11, 2003